Filed Pursuant To Rule 433

Registration No. 333-131598

June 9, 2006

GLD and the Price of Gold By: Dodd Kittsley, CFA

In light of increased investor and media interest in the growth and success of the streetTRACKS® Gold Shares (GLD), we wanted to share some of our observations about the product’s growth and the factors we believe have contributed to its success.

We believe GLD is a financial innovation that has drastically reduced the frictional costs associated with investing in gold bullion for many investors. As a result, gold has become more easily accessible to a wider investor base—making its attributes as an uncorrelated asset and store of value during times of crises meaningful to more investors. As a result, we believe that GLD has increased overall demand for gold and has most likely led to the beginnings of a secular revaluation of the asset class.

GLD Success

GLD has been one of the fastest growing US-listed ETFs in history. Since its inception in November 2004, it has grown to over $7.2 billion in assets and is now the ninth largest ETF in the US. In 2006 alone, assets have increased nearly 70% due, in part, to robust investor demand and also to the strong market performance of gold bullion.1

Reasons for GLD’s strong growth

We attribute GLD’s strong growth to GLD’s characteristics, including its structure and trading efficiencies, as well as to the market factors that drive the price of gold bullion.

GLD was the first commodity-based ETF listed in the US. And, as previously noted, GLD made physical gold available to a broader investor base, enabling individual investors to beneficially own gold bullion in the form of a listed equity security. No longer were investors burdened by notable barriers to investing in physical gold such as hauling and storage costs. In addition, GLD made investing in gold available to those who lacked the scale, ability and/or expertise to invest in the futures market. Importantly, GLD has demonstrated excellent trading efficiency, as defined by its liquidity and tight bid-ask spreads. In May, the average trading volume in GLD shares was over 12 million shares a day, which equates to over $772 million per day based on its average weighted price for the period. To put this in context, this represents 64% of the average daily dollar trading volume of the largest US-listed stock, ExxonMobil. On GLD’s most active day of trading (May 12, 2006), the 20.6 million shares traded had a market value of over $1.4 billion.2

GLD’s average bid-ask spread has been the narrowest of any commodity-based ETF and has actually been tighter than that of most large cap stocks in the US. Year to date through May 31, 2006, GLD’s average spread has been $0.02, representing less than 0.005% of its weighted average purchase price.3 GLD’s recent high volume and tight spreads have helped contribute to relatively low trading costs, even for smaller trades. Market factors have perhaps played the most significant role in the appreciation of gold bullion. Year to date, gold is up over 27%, which has contributed to over $1.4 billion in appreciation of GLD’s assets.4 Several factors that have driven gold’s strong run include an increased focus and demand for commodities among investors, a weaker US dollar, and political uncertainty.

Who owns GLD?

We estimate that a majority of GLD’s assets are held by retail investors. According to SEC 13-F filings on March 31, 2006, institutional ownership now accounts for 36% of GLD’s total assets. In addition, 61 mutual funds held positions that total approximately 5% of GLD’s outstanding shares.5

Is gold too expensive?

Though there has been a recent pullback in the price of gold—due to a commodities price correction and the market’s response to a rising dollar and interest rates— even at its recent trading high of $725/oz. on May 12, 2006, gold remains below its all time high of $850/oz. reached on January 21, 1980. Furthermore, when one takes inflation into account, in today’s dollars, the 1980 high equates to a whopping $2,177.31/ oz.—well above the recent high.

Is the tail wagging the dog?

Many investors have recently expressed concern as to GLD’s impact on the price of the underlying asset, gold bullion. In fact, several news articles have hypothesized that flows into GLD were a major contributor to the recent increase in the value of gold. Once pent up demand for GLD abates, some commentators fear that there will be a negative impact on the price of the underlying asset. So, is the tail wagging the dog here? The answer is no. Demand for all five of the gold ETFs available around the world amounted to less than 6% of global gold consumption in the 2005 calendar year. We do concede that GLD’s cash flows may have had a marginal impact on the strong run that gold has enjoyed, particularly in January 2006. However, historical monthly net cash flows for GLD appear to be unrelated to the price of gold (Exhibit 1).

Source: Bloomberg as of 5/31/06.

For example, only $351 million in net cash flows into GLD have occurred since January, while the price of gold has risen more than 14%.6 GLD’s total assets do, however, comprise a significant amount of the total world gold reserves. In fact, if GLD were a country’s central bank, it would rank as the 17th largest owner of gold, above the UK and behind Venezuela.7 Nevertheless, flows into and out of GLD on a daily and even monthly basis are not likely to change the overall supply/demand dynamic meaningfully over the short term.

Innovation sparks revaluation

While GLD’s net cash flows do not appear to dramatically impact the price of gold, we do believe GLD has brought a new relevance to gold by making it accessible to a broader investor base and by increasing the asset class’s transparency and efficiency. With the launch of GLD, the case for including gold in an asset allocation model for diversification purposes instantly became relevant for many investors. Prior to GLD, making a modest investment in gold had been burdensome and costly for most; but today, gold can be accessed at a cost nearly equivalent to that of any equity security. Investors previously unable to purchase gold suddenly have access to an investment that has historically been an excellent hedge against inflation, a weaker US dollar, and economic or political crises; and it has exhibited very low correlations with other major asset classes.

History has born out several examples whereby financial innovation has led to the fundamental revaluation of an asset class. The emergence of investments linked to Treasury Inflation-Protected Securities (TIPS) increased the popularity of and access to the asset class leading to a revaluation of TIPS. The same is true for high yield bonds, otherwise referred to as “junk bonds.” With the creation of mutual funds and other investment products that hold high yield bonds, investor access to and demand for junk bonds increased, resulting in the asset class’ revaluation.

Fundamentals Rule

Market fundamentals clearly have the greatest impact on the price of gold bullion, and thus GLD—not the converse. To the extent that the creation of GLD initially increased demand for and accessibility to gold bullion, the price of gold may have been impacted. We believe that this would, however, most likely represent a fundamental revaluation and not a short-term price manipulation. In other words, significant net cash flows out of GLD would not be the catalyst for a disastrous drop in the price of gold. Rather, GLD cash flows are a reflection of the market’s valuation of the asset class or of the effect of market fundamentals of the price of gold. During the last week of May, GLD experienced its largest outflows to date, concurrent to a decline in the price of gold bullion. Some may point to this as evidence of GLD’s ability to exert influence on the price of gold. Instead, the drop in the price of gold can be attributed to two factors. First, the market was simply responding to gains in the dollar and increased fears that the Fed and foreign banks will raise interest rates to curb inflation and growth pressures. As gold has typically served as an inflation hedge, the drop in the price of gold merely reflected the market’s assessment of gold’s value in a rising rate/rising dollar environment. Second, there is general consensus that a commodities correction may be upon us, resulting from the persistent tendency of investors to chase hot performance and thus overbuy a particular asset class. While this correction may be reflected in the price of gold in the short-term (and thus result in GLD outflows), we believe that the long-term fundamentals for gold remain strong.

1. Bloomberg and SSgA Advisor Consulting Services as of 5/31/2006

2. Bloomberg as of 5/31/2006

3. Ibid

4. Bloomberg as of 5/31/2006

5. FactSet as of 3/31/2006

6. Bloomberg as of 5/31/06

7. Source: World Gold Council

June 2006

State Street Global Advisors, One Lincoln Street, Boston, MA 02111 « 877.521.4083 « advisors.ssga.com

For additional information on GLD, go to www.streettracksgoldshares.com

This material is for your private information. The views expressed are the views of Dodd Kittsley, CFA only through the period ended June 6, 2006 and are subject to change based on market and other conditions. The opinions expressed may differ from those with different investment philosophies. The information we provide does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor's particular investment objectives, strategies, tax status or investment horizon. We encourage you to consult your tax or financial advisor. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation nor warranty as to the current accuracy of, nor liability for, decisions based on such information. Past performance is no guarantee of future results.

ETFs trade like stocks, are subject to investment risk and will fluctuate in market value.

streetTRACKS® is a registered service mark of State Street Corporation.

Date of First Use: June 2006 ©2006 State Street Corporation - All Rights Reserved

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